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                             October 7, 2021

       Randy Milby
       Chief Executive Officer
       Hillstream BioPharma Inc.
       1200 Route 22 East, Suite 2000
       Bridgwater, NJ 08807

                                                        Re: Hillstream
BioPharma Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-259821

       Dear Mr. Milby:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2021 letter.

       Registration Statement on Form S-1 filed September 27, 2021

       Gatefold, page i

   1. We reissue comment 2, to the extent your pipeline table does not have a column for Phase
                                                        3 of clinical
development.
       Risk Factors
       Risks Related to Our Common Stock and This Offering, page 41

   2. We note that the forum selection provision in your Certificate of Incorporation identifies the Court of Chancery
of the State of Delaware as the sole and exclusive forum for certain litigation, including
any    derivative action.    The exclusive forum risk factor on page 47
                                                        states that "This
exclusive forum provision would not apply to suits brought to enforce
 Randy Milby
Hillstream BioPharma Inc.
October 7, 2021
Page 2
         any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and also refers to a federal forum provision. The related disclosure on page 99 provides parallel disclosure. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Your Certificate of
         Incorporation does not include any language carving out Securities Act or Exchange Act claims from the application of the exclusive forum provision. If the provision applies to
         Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, revise your risk factors to highlight the risk that the forum selection provision increases the cost for shareholders to bring a claim against you.
Industry and Market Data, page 48

3. We reissue comment 14. We note you have restored the prior disclosure and indicated
         you "may be liable" for the information you have chosen to include in the prospectus.
         You cannot disclaim responsibility for disclosure in your document. Revise to remove the express and implied disclaimers and clarify that you are responsible for the disclosure in your document.
Certain Relationships and Related Person Transactions, page 96

4.     We have read your response to comment 6 in our letter dated August 23,
2021. As
       previously requested, please: i) clearly explain the reason(s) for loaning Mr. Mazur a
FirstName LastNameRandy Milby
       subordinated convertible promissory note in the amount of $300,000 several months
Comapany
       beforeNameHillstream   BioPharma
               his Board appointment;     Inc.
                                        and ii) advise us of where this amount
has been reflected in
Octoberthe
         7, financial
             2021 Pagestatements
                        2        as of December 31, 2020.
FirstName LastName
 Randy Milby
FirstName
Hillstream LastNameRandy
            BioPharma Inc. Milby
Comapany
October     NameHillstream BioPharma Inc.
         7, 2021
October
Page  3 7, 2021 Page 3
FirstName LastName
       You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 if you
have questions regarding the comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Jeffrey Fessler, Esq.